Filer: Lakeland Bancorp, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Lakeland
Bancorp, Inc.
Commission File No.: 000-17820

Thursday, January 15, 2004	Roger Bosma
President & CEO

Joseph F. Hurley
EVP & CFO
973-697-2000

Lakeland Bancorp Announces Stock Buyback Program

Oak Ridge, New Jersey, January 15, 2004 ---- Lakeland Bancorp, Inc. (Nasdaq: “LBAI”) announced today that the Board of Directors has authorized a stock buyback program for the purchase of up to 250,000 shares of the Company’s outstanding common stock over the next year.  The amount of the buyback may be increased depending on the ultimate number of shares issued in the pending acquisition of Newton Financial Corporation. The agreement with Newton provides that up to 25 per cent of the purchase price may be paid in cash.   Therefore, the final number of shares to be issued in the acquisition depends in part on shareholder elections which are not due until shortly before the acquisition closes.  Lakeland Bancorp currently expects the Newton transaction to close late in the first quarter of 2004 or early in the second quarter.

Repurchases may be made from time to time as, in the opinion of management, market conditions warrant, in the open market or in privately negotiated transactions.   This action follows a similar program announced in January 2003 for a like amount of shares to be purchased in 2003.   Under that program, which expires in January 2004, a total of 125,000 shares were purchased.

Lakeland Bancorp, the holding company for Lakeland Bank, has a current asset base of $1.6 billion and thirty-eight (38) offices spanning five northwestern New Jersey counties: Bergen, Essex, Morris, Passaic, and Sussex.  Lakeland Bank, headquartered at 250 Oak Ridge Road, Oak Ridge, offers an extensive array of consumer and commercial products and services, including online banking, localized commercial lending teams, equipment leasing, and 24-hour or less turnaround time on consumer loan applications. For more information about their full line of products and services, please call (973) 697-2000 or visit their website at www.lakelandbank.com.

Lakeland Bancorp has filed a Registration Statement on SEC Form S-4 in connection with the merger with Newton and the parties expect to mail a Proxy Statement/Prospectus to their shareholders containing information about the merger. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT LAKELAND, NEWTON, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the U.S. Securities and Exchange Commission at http//www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Lakeland files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements and other information filed by Lakeland at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. Lakeland’s filings with the Commission also are available to the public from commercial document-retrieval services and at the web site maintained by the Commission at http//www.sec.gov. Newton, its directors, executive officers and certain members of management and employees may be soliciting proxies from Newton’s stockholders in favor of the adoption of the merger agreement. Lakeland Bancorp, its directors, executive officers, and certain members of management and employees may be soliciting proxies from Lakeland Bancorp’s shareholders to authorize the issuance of the shares of Lakeland Bancorp common stock issuable pursuant to the merger agreement. A description of any interests that Newton’s directors and executive officers have in the merger will be available in the Proxy Statement/Prospectus. This press release does not constitute an offer of any securities for sale.